UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

OTTAWA SAVINGS BANCORP, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
68955R102
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68955R102

1		NAME OF REPORTING PERSON: Tyndall Capital Partners, L.P. 13-3594570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)	☐
(b)		☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

	5	SOLE VOTING POWER: 129,237*
NUMBER OF
SHARES	6	SHARED VOTING POWER: 0
BENEFICIALLY
OWNED BY	7	SOLE DISPOSITIVE POWER: 129,237*
EACH REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER: 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 129,237*

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
N/A

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.1%*

12		TYPE OF REPORTING PERSON: PN

* Based on 2,117,979 shares of common stock, par value $0.01 per share (the "Shares"), of OTTAWA SAVINGS BANCORP, INC. (the "Company"), outstanding as of November 9, 2012, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2012.  As of December 31, 2012, 91,172 Shares are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"), and 38,065 Shares are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional").  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 1(a). Name Of Issuer. Ottawa Savings Bankcorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices. 925 LaSalle Street, Ottawa, IL 61350

Item 2(a). Name of Person Filing.Tyndall Capital Partners, L.P.

Item 2(b). Address of Principal Business Office or, if None, Residence. 599 Lexington Avenue, Suite 4100, New York, New York 10022

Item 2(c). Citizenship. State of Delaware

Item 2(d). Title of Class of Securities. Common Stock, $0.01 par value per share

Item 2(e). CUSIP No. 68955R102

Item 3. If This Statement Is Filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a

Not Applicable.

Item 4. Ownership.

(a) Amount Beneficially Owned (as of December 31, 2012) 129,237*

(b) Percent of Class (as of December 31, 2012) 6.1%*

(c) Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote 129,237*

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 129,237*

(iv) shared power to dispose or to direct the disposition of 0

* Based on 2,117,979 Shares of the Company, outstanding as of November 9, 2012, as disclosed in the Company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2012.  As of December 31, 2012, 91,172 Shares are owned by Tyndall and 38,065 Shares are owned by Tyndall Institutional.  Tyndall Capital Partners, L.P. is the general partner of Tyndall and Tyndall Institutional, and possesses the sole power to vote and the sole power to direct the disposition of all Shares held by Tyndall and Tyndall Institutional.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

TYNDALL CAPITAL PARTNERS, L.P.
By: JEFFREY MANAGEMENT, LLC,
its general partner

By: /s/ Jeffrey S. Halis
Jeffrey S. Halis
Manager

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)